UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        March         , 2004
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________





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The following is included in this report on Form 6-K:



               Item
               ----

          1. Press Release, dated March 8, 2004, announcing Resolutions Adopted at Registrant's Shareholders Meetings






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                                                                          Item 1
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[Desc Logo]

Contacts:

  In Mexico:                                       In New York:
  Arturo D'Acosta Ruiz                             Maria Barona
  Marisol Vazquez Mellado                          Melanie Carpenter
  Jorge Padilla Ezeta                              Phone: 212-406-3690
  Tel: 5255-5261-8044                              desc@i-advize.com
  jorge.padilla@desc.com.mx
  www.desc.com.mx
  ---------------

                    DESC ANNOUNCES RESOLUTIONS ADOPTED AT ITS
                              SHAREHOLDERS MEETINGS

Mexico City, March 8, 2004.- DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced that the following resolutions were adopted by the applicable shareholders at Desc's Special Shareholders Meeting and General Ordinary and Extraordinary Shareholders Meeting, which were held today:

     1) Approval of the mandatory conversion of all the issued and outstanding series "C" shares into series "B" shares and the cancellation of the corresponding registration of the series "C" shares in the Mexican National Registry of Securities (Registro Nacional de Valores). This resolution will be effective on March 16, 2004. Starting on such date, Desc's American Depositary Shares (ADSs), which are registered with the U.S. Securities and Exchange Commission and trade on the New York Stock Exchange, Inc., will represent 20 series "B" shares.

     2) Approval of the voluntary conversion of series "A" shares into series "B" shares and the voluntary conversion of series "B" shares into series "A" shares, which conversions will be at the request of shareholders. The series "A" shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under the securities laws of any jurisdiction outside of Mexico. Accordingly, the voluntary conversion will be offered solely in Mexico and shareholders of Desc in the United States will not be permitted to participate in the voluntary conversion.

     3) Approval of the amendment to Desc's by-laws to, among other things, eliminate the foreign ownership restrictions on the series "B" shares.

     4) Approval of an increase of Desc's capital stock of approximately 2.738 billion pesos (approximately US $248 million) by issuing 912,719,584 shares of common stock. As a result of the capital increase, holders of


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     o    series "A" shares will be entitled to subscribe for two series "A"
          shares for every 3 series "A" shares they own;

     o series "B" shares will be entitled to subscribe for two series "B" shares for every 3 "B" series shares they own; and

     o ADSs will be entitled to subscribe for 0.6667 ADS for each ADS such shareholder owns. Fractional ADSs will not be issued, and subscriptions will be rounded down to the next whole ADS. As a result, holders of ADSs will need to own at least two ADSs in order to receive one whole ADS.

     o    The subscription price is 3.00 pesos per share.

With respect to the capital increase, Desc entered into a Stock Subscription Cooperation Agreement with Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Subject to certain conditions, this Agreement establishes that, if shareholders do not subscribe for all of the shares resulting from the capital increase, Desc will offer and Inbursa (on its own or through third parties) will subscribe for such unsubscribed shares up to $2 billion pesos, at the same price of 3.00 pesos per share.

The rights to subscribe for additional shares are offered solely in Mexico. The exercise of these rights may be restricted by applicable law in jurisdictions outside Mexico. The company has made it clear that the subscription rights offered or sold have not been and will not be registered in the US under the Securities Act of 1933, as amended. This rights offering is made for the securities of a Mexican company. The offer is subject to the disclosure requirements of a Mexican company that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Mexico, and some or all of its officers and directors may be residents of Mexico. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.


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This press release contains forward-looking statements (pursuant to the Private
Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made.
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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Desc, S.A. de C.V.
                                                 (Registrant)



Date:    March 8, 2004                        By /s/ Arturo D'Acosta Ruiz
--------------------------                       -------------------------------
                                                 (Signature)

                                                 Name:  Arturo D'Acosta Ruiz
                                                 Title: Chief Financial Officer






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